RANI THERAPEUTICS HOLDINGS, INC.

2051 Ringwood Avenue

San Jose, California 95131

December 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Rani Therapeutics Holdings, Inc.
Registration Statement on Form S-3
File No. 333-291394

Ladies and Gentlemen:

Rani Therapeutics Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 3, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours,

RANI THERAPEUTICS HOLDINGS, INC.

By:	/s/ Svai Sanford
Name:	Svai Sanford
Title:	Chief Financial Officer

cc:	Josh Seidenfeld, Cooley LLP
John T. McKenna, Cooley LLP